UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36458

Neovasc Inc.

(Translation of registrant's name into English)

Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Registrant’s Certifying Accountant

Resignation of Existing Independent Registered Public Accounting Firm

On April 12, 2022, Grant Thornton LLP (Canada) (“Grant Thornton Canada”) notified Neovasc Inc. (the “Company”) of its intention to resign as the Company’s independent registered public accounting firm, effective as of April 12, 2022.

During the two most recent fiscal years and the subsequent interim period through April 12, 2022, (i) there were no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and Grant Thornton Canada on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Grant Thornton Canada’s satisfaction, would have caused Grant Thornton Canada to make reference to the subject matter of such disagreement in connection with its opinion or audit report, and (ii) there were no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F.

Appointment of New Independent Registered Accounting Firm

On March 9, 2022, the Company, with the approval of the audit committee of the Company’s board of directors (the “Audit Committee”), resolved to propose that the shareholders of the Company appoint Grant Thornton LLP (US) (“Grant Thornton US”) as the Company’s new independent registered public accounting firm effective upon the ratification at the Company’s annual general and special meeting of shareholders to be held on April 12, 2022.

During the two most recent fiscal years and the subsequent interim period through April 12, 2022, neither the Company, nor anyone on its behalf, consulted Grant Thornton US regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Grant Thornton US that Grant Thornton US concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a “reportable event” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC. (Registrant)

Date: April 13, 2022	By:	/s/ Chris Clark
Chris Clark
Chief Financial Officer